SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.....) *

                       TRANSACT TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    892918103
                                 (CUSIP Number)

SILVERMAN, COLLURA, CHERNIS & BALZANO, P.C., 381 Park Avenue South Suite 1601, NY, NY 10016 Attn: Peter R. Silverman (212) 779-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JULY 25, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103

     1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons

               Jack Silver

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)     N/A
               (b)     N/A


     3)   SEC Use Only


     4)   Source of Funds     AF   PF   OO


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


     6)   Citizenship or Place of Organization         U.S.A.


Number of Shares         (7) Sole Voting Power  588,029 Common Shares(1)

Beneficially
Owned by Each            (8) Shared Voting Power  N/A
Reporting Person
With

                         (9) Sole Dispositive Power 588,029 Common Shares(1)


                         (10) Shared Dispositive Power N/A


11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          588,029 Common Shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares     N/A


13)  Percent of Class Represented by Amount in Row (11)     8.7%


14)  Type of Reporting Person      IN

--------
1    See Item 5, Infra.

Item 1.   Security and Issuer

     a. The title of the class of equity securities to which this statement relates is Common Stock

     b. The name and address of the principal executive officers of the issuer of such securities is

          Transact Technologies, Inc., 7 Laser Lane, Wallingford, CT 06492

Item 2.   Identity and Background

     (a)  Jack Silver

     (b)  660 Madison Avenue, 15th Floor, New York, NY 10021

     (c) Investor - Sherleigh Associates, 660 Madison Avenue, 15th Floor, New York, New York 10021

     (d) During the last five years, I have not been convicted in a criminal proceeding.

     (e) During the last five years I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and I am not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

     (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

     The purchase price for the shares referenced in Item 5(a) is $1,472,533

     The source of the funds used to purchase these securities were funds of the Affiliates as set forth in Item 5(c). Purchases for the account of Jack Silver were made through a margin account with Generic Trading, Inc.

Item 4.   The Purpose of Transaction

     The purpose or purposes of the acquisition of securities of the issuer is investment.

     I have no plans or proposals which relate to or would result in

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
     reorganization  or  liquidation,   involving  the  issuer  or  any  of  its
     subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is as registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by me are as follows:

                                                               SHARES        %
                                                               ------      ----
    (1)   Jack Silver                                          215,132     36.6%
    (2)   Jack Silver and Shirley Silver Foundation              5,025       .8%
    (3)   Shirley Silver (my wife) as custodian for
           Leigh Silver (my child)                              10,050      1.7%
    (4)   Shirley Silver (my wife) as custodian for
           Romy Silver (my child)                               10,050      1.7%
    (5)   Shirley Silver Trust for Leigh Silver                 17,536      2.9%
    (6)   Shirley Silver Trust for Romy Silver                  17,536      2.9%
    (6)   Sherleigh Associates                                  20,100      3.4%
    (7)   Sherleigh Associates, Inc. Profit Sharing Plan       230,350     39.2%
    (8)   Sherleigh Associates, Inc. Defined Benefit Pension    62,250     10.6%

     (b) The above referenced record owners have given me the sole power to vote or to direct the vote of the above stated shares; there is no shared power to vote or to direct the vote of the above stated shares; the above referenced record owners have given me the sole power to dispose or to direct the disposition of the above stated shares; there is no shared power to dispose or to direct the disposition of the above stated shares.

     (c) The following is a description of any transaction in the class of securities reported on that were affected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by myself:

          (1)  Sherleigh Associates Profit Sharing Plan:
               Purchased 6,000 Shares at $12.00 per share   =   $ 72,000.00

     The foregoing transactions were consummated via brokerage transactions which occurred in the 60 day period predating this filing.

     (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of such securities.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among myself and between such persons and any person with respect to any securities of the issuer including but not limited to transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or holding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into and this includes such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment payor over such securities.

Item 7.   Material to be Filed as Exhibits.
               N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1997
---------------------------------
Date

       /s/ JACK SILVER
---------------------------------
Signature
         JACK SILVER
---------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).